              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)


                       QVC Network, Inc.
                       (Name of Issuer)


                 Common Stock ($.01 par value)
                (Title of Class of Securities)


                          747262 10 3
                        (CUSIP Number)

                       Craig D. Holleman
                    Sabin, Bermant & Gould
                      350 Madison Avenue
                   New York, New York  10017
                        (212) 692-4400

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        August 15, 1994
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Advance Publications, Inc.
- ------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [X]

                                             (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [ ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- ------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         0
    SHARES     ----------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          125,000
    EACH       ----------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       ----------------------------------------
               10   SHARED DISPOSITIVE POWER
                    125,000
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    125,000
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [ ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    .3%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald E. Newhouse
- ------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [X]

                                             (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [ ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
- ------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         0
    SHARES     ----------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          125,000
    EACH       ----------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       ----------------------------------------
               10   SHARED DISPOSITIVE POWER
                    125,000
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    125,000
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [ ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    .3%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.I. Newhouse, Jr.
- ------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [X]

                                             (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [ ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
- ------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         0
    SHARES     ----------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          125,000
    EACH       ----------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       ----------------------------------------
               10   SHARED DISPOSITIVE POWER
                    125,000
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    125,000
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [ ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    .3%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------

          This Amendment, dated September 15, 1994 (this "Amendment"), to the Statement on Schedule 13D, dated April 15, 1994 (the "Statement"), filed by Advance Publications, Inc., a New York corporation ("Advance"), Donald E. Newhouse and S. I. Newhouse, Jr., relates to the common stock ($.01 par value) ("Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company") and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Advance, Donald E. Newhouse and S.I. Newhouse, Jr. are collectively referred to herein as the "Reporting Persons."

          This Amendment is being jointly filed by the Reporting Persons pursuant the joint filing agreement filed as
Exhibit 1 hereto. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Statement.


          Item 2.  Identity and Background.

          This Amendment is being jointly filed by the Reporting Persons. Donald E. Newhouse and S.I. Newhouse, Jr. are the co-trustees of Advance Voting Trust, a testamentary trust under the will of S.I. Newhouse, Sr. that owns all of the equity securities of Advance eligible to vote for directors of Advance. The name, business address, principal occupation or employment and, as appropriate, citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person or a person controlling a Reporting Person are set forth on, and incorporated by reference to, Schedule I attached hereto. During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Item 5.  Interest in Securities of the Issuer.

          The shares of Common Stock deemed beneficially owned by the Reporting Persons consist of 125,000 shares of Common Stock previously acquired by Advance. On August 15, 1994, the Advance Option to acquire 2,833,333 shares of Common Stock (subject to adjustment upon certain changes in the Company's capitalization) for $170,000,000 ($60 per share of Common Stock) expired, unexercised. As a consequence, the Reporting Persons ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock.

          Based on the information set forth above and information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission (as supplemented by representations by the Company in the Option Agreement regarding the number of outstanding shares of Common Stock), each of the Reporting Persons may be deemed to beneficially own the number and percentage of outstanding shares of Common Stock listed in its responses to Items 11 and 13, respectively, of the cover page filed herewith relating to such Reporting Person. In addition, the number of shares of Common Stock which may be deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such Reporting Person.


          Item 7.  Material to be Filed As Exhibits.

          Exhibit        Description

           (1)           Joint Filing Agreement, dated
                         September 15, 1994, among Advance,
                         Donald E. Newhouse and S.I. Newhouse,
                         Jr.

                          SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 1994


                              ADVANCE PUBLICATIONS, INC.



                              By: /s/ Donald E. Newhouse
                                   Name: Donald E. Newhouse
                                   Title: President




                                 /s/ Donald E. Newhouse
                                   Donald E. Newhouse




                                 /s/ S.I. Newhouse, Jr.
                                   S. I. Newhouse, Jr.

                          SCHEDULE I


Name:                              Advance Publications, Inc.
Business Address:                  950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business:                Publishing
State of Organization:             New York


Name:                              Donald E. Newhouse
Business Address:                  Star-Ledger Plaza
                                   Newark, NJ  07101
Principal Occupation:              Member of the Board of
                                   Directors, President and
                                   Treasurer of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.


Name:                              S.I. Newhouse, Jr.
Business Address:                  350 Madison Avenue
                                   New York, NY  10017
Principal Occupation:              Chairman of the Board of
                                   Directors and Vice
                                   President of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.

Name:                              Samual I. Newhouse, III
Business Address:                  Evening Journal Association
                                   30 Journal Square
                                   Jersey City, NJ  07306
Principal Occupation:              Member of the Board of
                                   Directors of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.


Name:                              Richard E. Diamond
Business Address:                  Staten Island Advance
                                   950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Occupation:              Vice President and
                                   Secretary of Advance
                                   Publications, Inc.
Employer:                          Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.

                       INDEX TO EXHIBITS



Exhibit No.         Exhibit                             Page

     (99)            Joint Filing Agreement, dated
                    September 15, 1994, among Advance,
                    Donald E. Newhouse and
                    S.I. Newhouse, Jr.